FRESHWATER TECHNOLOGIES, INC.

Suite 200

30 Denver Crescent

Toronto, ON M2J 1G8

Canada

 January 30, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

USA

Attention:	H. Christopher Owings
Assistant Director

Dear Sirs:

Re:	Freshwater Technologies, Inc.
Registration Statement on Form SB-2/A
File No. 333-140595

Thank you for your letter dated January 17, 2008 with respect to Form SB-2/A filed by Freshwater Technologies, Inc. (the “Company”) on December 27, 2007.

Plan of Operation, page 35

1.            We present the recovery of written-off accounts receivable as revenues rather than as reversals of bad debt expense because we record the original entry on writing-off the accounts receivable as a debit to “Cost of Sales” and a credit to “Accounts Receivable.” So, upon recovery the entry is to credit sales (revenues).

Both the method we use for the original entry on writing-off the accounts receivable and the method we use upon recovery are allowed by U.S. GAAP. In our case, because the debits to “Cost of Sales” and credits to “Accounts Receivable” resulting from written-off accounts receivable is such a large amount relative to our balance sheet, we believe our practice of crediting sales (revenues) upon the recovery of a previously written-off account receivable is an appropriate treatment.

The necessary criteria for revenue recognition, as set out in the Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements,” are that (i) the price is fixed or determinable; (ii) persuasive evidence of an arrangement exists; and, (iii) collectibility is reasonably assured.

Our revenues initially met the necessary criteria for recognition as follows: (i) all of our prices were fixed or determinable; (ii) sales invoices existed for each sale and provide persuasive evidence of the arrangement that existed between the customer and our Company for the purchase and sale of our products; and, (iii) we assessed and were reasonably assured of collectibility in each case. Therefore, our revenues initially met the necessary criteria for recognition.

The entry on write off was:
Debit Cost of Sales and Credit Accounts Receivable
Upon recovery the entry will be:
Debit Bank and Credit Sales with the amount of recovery received by the Company.

We hope that our responses have answered all of your concerns. We look forward to any further comments you may have regarding our Form SB-2 or with respect to our response above. Should you have any questions, please do not hesitate to contact me directly at 416.490.0254.

Yours truly,

FRESHWATER TECHNOLOGIES, INC.

/s/ Max Weissengruber

per: Max Weissengruber

cc: Clark Wilson, attn: K. Richardson